EXHIBIT 32

CERTIFICATIONS OF CEO AND CFO REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND
SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE U. S. CODE

I certify, to the best of my knowledge, that the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 of Norfolk Southern Railway Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of Norfolk Southern Railway Company.

Signed: /s/ David R. Goode
           David R. Goode
           President and Chief Executive Officer
           Norfolk Southern Railway Company

Dated: Oct. 30, 2003

I certify, to the best of my knowledge, that the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 of Norfolk Southern Railway Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of Norfolk Southern Railway Company.

Signed: /s/ Henry C. Wolf
           Henry C. Wolf
           Vice President and Chief Financial Officer
           Norfolk Southern Railway Company

Dated: Oct. 30, 2003